Emeco Holdings Limited

08003280

29 May 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SEC Mail Processing
Section

JUN - 4 2008

Washington, DC
110

SUPPL

Dear Sir or Madam, 82-35011

Re: Exemption File number ~~82-350111~~

I enclose a copy of 2 letters (1 February 2008 and 7 February 2008) sent to the SEC in February for which we have not had letters returned confirming your receipt of the notices.

To finalise this matter, please kindly acknowledge receipt of these notices (Usually, we enclose a copy of the original letter which the SEC stamps and returns to us in a reply-paid envelope) and return to us in the reply-paid envelope.

For your information, the market announcements referred to in these letters were posted on the company's website on the date of announcement to the Australian Stock Exchange.

Should you have any queries in relation to this matter, please contact the writer on +61-8-9420-0262 or nicole.burns@emecoequipment.com.

Yours ~~sincerely~~

Nicole Burns
PA to Company Secretary &
General Counsel

Encl (2)

PROCESSED
JUN 1 8 2008
THOMSON REUTERS

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Emeco Holdings Limited

1 February 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC Mail Processing
Section

JUN - 4 2008

Washington, DC
110

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 31 January 2008 – Notice of Ceasing to be a Substantial Shareholder under Section 671B – Suncorp-Metway Limited*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: +61-8-9420 0222 in Australia, facsimile: +61-8-9321-1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Emeco Holdings Limited

7 February 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC Mail Processing Section

JUN - 4 2008

Washington, DC
110

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 7 February 2008 – Notice of Initial Substantial Shareholder under Section 671B – Maple-Brown Abbott Limited*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: nicole.burns@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

END